Pepco Holdings, Inc

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
March 13, 2006

Media Contact: Robert Dobkin
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports Full-Year and Fourth-Quarter 2005 Earnings; Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported full year 2005 consolidated earnings of $371.2 million, or $1.96 per share, compared to $260.6 million, or $1.48 per share, in 2004. Excluding special items (as described below), earnings for the full year 2005 would have been $287.8 million, or $1.52 per share, compared to $273.6 million, or $1.56 per share, in 2004. The weighted average shares outstanding in 2005 were 189.0 million compared to 176.8 million in 2004, which resulted in 14 cents per share of dilution.

The earnings increase, excluding special items, for the full year 2005 as compared to the prior year was driven primarily by lower interest expense, higher Power Delivery sales resulting from warmer summer weather, and increased earnings at Pepco Energy Services driven by higher retail sales. Partially offsetting factors were lower earnings at Conectiv Energy primarily due to lower Full Requirements Load Service earnings, higher operations and maintenance expense at Power Delivery, and changes in estimated unbilled revenue recorded by Delmarva Power and Atlantic City Electric in the second quarter of 2005.

"Our 2005 results demonstrate progress on several fronts," said Dennis R. Wraase, Chairman, President and Chief Executive Officer. "I am pleased with our debt reduction progress and the ongoing improvement of our balance sheet. In our Power Delivery business, we continue to focus on operational excellence, including investments to expand and upgrade our transmission and distribution system. Conectiv Energy demonstrated improved operating performance and Pepco Energy Services doubled its net income over the previous year. In 2006, consistent with our strategic plan we will remain focused on investing in utility infrastructure, controlling costs in the Power Delivery business and building on the competencies demonstrated by the competitive energy businesses. The recent action taken by our Board of Directors to increase the common stock dividend by 4% reflects our improving fundamentals and the confidence in our ability to execute our strategic plan."

For the fourth quarter of 2005, consolidated earnings were $82.1 million, or 43 cents per share, compared to $13.9 million, or 7 cents per share, for the fourth quarter of 2004. Excluding special items, earnings for the fourth quarter of 2005 would have been $36.4 million, or 18 cents per share, compared to $38.1 million or 20 cents per share for the same period in 2004.

The weighted average shares outstanding for the fourth quarter of 2005 were 189.5 million compared to 188.0 million for the same period in the prior year.

The decrease in earnings, excluding special items, for the fourth quarter of 2005 compared to the same period in 2004 was primarily due to lower earnings at Conectiv Energy driven by lower merchant generation earnings, partially offset by lower interest expense and increased earnings at Pepco Energy Services driven by higher retail sales.

Full Year Highlights

- Debt and preferred stock were reduced by approximately $410 million in 2005 bringing the three year total reduction to $1.14 billion.

- The common equity ratio at year end 2005 was 41.8%, an improvement of 370 basis points since year end 2004.

- Atlantic City Electric's New Jersey rate case was settled effective June 2005 resulting in an annual pre-tax earnings increase of $20 million.

- Pepco, Delmarva Power and Atlantic City Electric hit new peaks for electric usage in July 2005.

- Pepco sold excess non-utility land located at Buzzard Point in the District of Columbia in Aug. 2005. The sale price was $75 million and the transaction resulted in an after-tax gain of $40.7 million.

- Atlantic City Electric reached an agreement in Nov. 2005 to sell its interests in two jointly owned fossil fuel-fired generating plants for $173.1 million. Net gains on the sale will be an offset to stranded costs. The sale, subject to approval by regulatory agencies, is expected to be completed mid-year 2006.

- Pepco sold its allowed claim in the Mirant Corporation bankruptcy proceeding in the amount of $105 million plus accrued interest for a cash payment of $112.4 million in Dec. 2005. Pepco anticipates that customers will receive approximately $42.3 million of the cash payment.

Fourth Quarter Operational Highlights

- Power Delivery electric sales were 12,478 gigawatt hours (Gwhs) in the fourth quarter of 2005 compared to 11,779 Gwhs for the same period last year. Heating degree days increased by 3.3% for the three months ended Dec. 31, 2005 compared to the same period in 2004.

- Pepco Energy Services had retail commercial and industrial electricity sales of 2,770 Gwh in the fourth quarter of 2005, up from retail sales of 2,143 Gwh in the fourth quarter of 2004. This increase primarily reflects the acquisition of additional commercial and industrial customer loads.

- Conectiv Energy's gross margin on Other Power, Oil and Gas Marketing was $13.2 million in the fourth quarter of 2005, compared to ($0.2) million in the fourth quarter of 2004. The increase was driven primarily by higher margin sales of lower cost supply from inventory which was purchased prior to the escalation of gas and oil prices.

- Conectiv Energy's total generating output was 967 Gwhs in the fourth quarter of 2005 compared to 1,203 Gwhs in the fourth quarter of 2004. The decrease resulted primarily from a 2004 nuclear plant outage in PJM which resulted in higher run time for Conectiv Energy generating units during that period.

Further details regarding changes in consolidated earnings between 2005 and 2004 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-K for the year ended Dec. 31, 2005 as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors. Pepco Holdings Inc. has restated its previously reported consolidated financial statements as of Dec. 31, 2004 and for the years ended Dec. 31, 2004 and 2003, the quarterly financial information for the first three quarters of 2005, and all quarterly periods in 2004, to correct the accounting for certain deferred compensation arrangements. The restatement includes the correction for the same periods of other items, which are considered to be immaterial by management. The impact of the restatement was an increase of $1.9 million to 2004 net income and a decrease of $6.2 million to 2003 net income. See Note 15 to Pepco Holdings Inc.'s audited financial statements included in the 2005 Form 10-K for more information.

Special Items

PHI's earnings for the fourth quarter of 2005 determined in accordance with Generally Accepted Accounting Principles (GAAP) include the following special items which management believes are not representative of the company's core business operations:

- After-tax earnings of $42.2 million, or 22 cents per share, related to the gain associated with the settlement of the Mirant Transition Power Agreement (TPA) claim and asbestos claim;

- After-tax earnings of $8.9 million, or 5 cents per share, related to the liquidation of a financial investment previously written off;

- After-tax charges of $2.6 million, or 1 cent per share, related to the impairment charge taken by Conectiv Energy to reduce the value of an investment in a jointly owned generation project; and

- After-tax charges of $2.6 million, or 1 cent per share, related to the increase in income tax expense for the interest accrued on the potential impact of the IRS Revenue Ruling on mixed service costs (IRS Revenue Ruling 2005-53).

GAAP earnings for the fourth quarter of 2004 included the following special items:

- After-tax charges of $4.5 million, or 2 cents per share, related to severance costs accruals and

- After-tax charges of $19.7 million, or 11 cents per share, resulting from a tax settlement with the Internal Revenue Service related to Potomac Capital Investment's non-lease financial assets.

GAAP earnings for the full year 2005 and 2004 include a number of special items as shown in the following table:

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings - Dollars in Millions	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2005	(Restated) 2004	2005	(Restated) 2004
Reported (GAAP) Net Earnings	$82.1	$13.9	$371.2	$260.6
Special Items:				
Non lease financial asset IRS settlement	-	19.7	-	19.7
IRS Revenue Ruling 2005-53 - Mixed Service Costs	2.6	-	10.9	-
Conectiv Bethlehem term loan buy down	-	-	-	7.7
Starpower investment impairment	-	-	-	7.3
Severance cost accruals	-	4.5	-	6.7
Impairment of jointly owned generation project	2.6	-	2.6	-
New Jersey base rate case settlement	-	-	(5.1)	-
Gain on sale of Vineland co-generation facility	-	-	-	(6.6)
Gain on sale of Vineland distribution assets	-	-	-	(8.6)
Liquidation of financial investment previously written off	(8.9)	-	(8.9)	-
Local tax benefit - retroactive change in regulations	-	-	-	(13.2)
Gain on sale of Buzzard Point non-utility land	-	-	(40.7)	-
Gain on settlement of Mirant Transitional Power Agreement claim and asbestos claim	(42.2)	-	(42.2)	-
Rounding	0.2	-	-	-
Net Earnings, Excluding Special Items	$36.4	$38.1	$287.8	$273.6

Earnings per Share	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2005	(Restated) 2004	2005	(Restated) 2004
Reported (GAAP) Earnings per Share	$0.43	$0.07	$1.96	$1.48
Special Items:				
Non lease financial asset IRS settlement	-	0.11	-	0.11
IRS Revenue Ruling 2005-53 - Mixed Service Costs	0.01	-	0.06	-
Conectiv Bethlehem term loan buy down	-	-	-	0.04
Starpower investment impairment	-	-	-	0.04
Severance cost accruals	-	0.02	-	0.05
Impairment of jointly owned generation project	0.01	-	0.01	-
New Jersey base rate case settlement	-	-	(0.03)	-
Gain on sale of Vineland co-generation facility	-	-	-	(0.04)
Gain on sale of Vineland distribution assets	-	-	-	(0.05)
Liquidation of financial investment previously written off	(0.05)	-	(0.04)	-
Local tax benefit - retroactive change in regulations	-	-	-	(0.07)
Gain on sale of Buzzard Point non-utility land	-	-	(0.22)	-
Gain on settlement of Mirant Transitional Power Agreement claim and asbestos claim	(0.22)	-	(0.22)	-
Earnings per Share, Excluding Special Items	$0.18	$0.20	$1.52	$1.56

CONFERENCE CALL FOR INVESTORS

Pepco Holdings Inc. will host a conference call to discuss fourth quarter results on Tuesday, March 14th at 10:00 a.m. E.S.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-866-713-8562 before 9:55 a.m. The pass code for the call is 25665525. International callers may access the call by dialing 1-617-597-5310, using the same pass code, 25665525. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 73857412. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 73857412. An audio archive will be available at PHI's Web site,

http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at

http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2005 / 2004

| | Year Ended December 31, | | | | | |
| | Competitive Energy | | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2004 Net Income/(Loss) (GAAP) (Restated) 1/	**$ 1.28**	**$ 0.34**	**$ 0.07**	**$ 0.15**	**$ (0.36)**	**$ 1.48**
2004 Special Items 2/						
• Local Tax Benefit	-	-	(0.01)	(0.05)	(0.01)	(0.07)
• Gain on Vineland distribution assets	(0.05)	-	-	-	-	(0.05)
• Gain on disposition associated with Vineland co-generation facility	-	(0.04)	-	-	-	(0.04)
• Starpower Impairment	-	-	-	0.04	-	0.04
• Conectiv Bethlehem Term Loan Buydown	-	0.04	-	-	-	0.04
• Non lease financial asset IRS Settlement	-	-	-	0.11	-	0.11
• Severance	0.01	-	-	-	0.04	0.05
2004 Net Income/(Loss), excluding Special Items (Restated)	1.24	0.34	0.06	0.25	(0.33)	1.56
Change from 2004 Net Income/(Loss), excluding Special Items						
Regulated Operations						
• Revenue - Pepco/Delmarva/Atlantic City Electric Unbilled Revenue change in estimation process	(0.03)	-	-	-	-	(0.03)
- Sales Growth and Customer Mix, net	0.03	-	-	-	-	0.03
- Weather (estimate) 3/	0.07	-	-	-	-	0.07
- Standard Offer Service Margin	(0.03)	-	-	-	-	(0.03)
• Gain on sale of property in 2005	0.03	-	-	-	-	0.03
• Gain on sale of property in 2004	(0.03)	-	-	-	-	(0.03)
• Operation & Maintenance	(0.03)	-	-	-	-	(0.03)
• Other, net	0.02	-	-	-	-	0.02
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	0.06	-	-	-	0.06
- Full Requirements Load Service	-	(0.11)	-	-	-	(0.11)
- Other Power, Oil & Gas Marketing	-	0.01	-	-	-	0.01
• Operating costs, net	-	(0.01)	-	-	-	(0.01)
Pepco Energy Services						
• Margins (retail electric commodity business)	-	-	0.07	-	-	0.07
• Power plant margins	-	-	0.02	-	-	0.02
Other Non-Regulated						
• Gain on sale of 2004 aircraft leases	-	-	-	(0.03)	-	(0.03)
• Primarily sale of energy investment	-	-	-	0.01	-	0.01
Corporate & Other						
• Primarily investing activities and other, net	-	-	-	-	(0.06)	(0.06)
Capital Costs	0.03	(0.01)	-	-	0.09	0.11
Dilution	(0.11)	(0.02)	(0.01)	(0.02)	0.02	(0.14)
2005 Net Income/(Loss), excluding Special Items	1.19	0.26	0.14	0.21	(0.28)	1.52
2005 Special Items 2/						
• ACE - New Jersey Base Rate Case Settlement	0.03	-	-	-	-	0.03
• Gain on sale of Buzzard Point land	0.22	-	-	-	-	0.22
• Gain on settlement of Mirant Transition Power Agreement claim and asbestos claim	0.22	-	-	-	-	0.22
• Liquidation of financial investment previously written off	-	-	-	0.04	-	0.04
• IRS Revenue Ruling 2005-53 (Mixed Service Costs)	(0.06)	-	-	-	-	(0.06)
• Impairment of jointly owned generation project	-	(0.01)	-	-	-	(0.01)
2005 Net Income/(Loss) (GAAP) 4/	**$ 1.60**	**$ 0.25**	**$ 0.14**	**$ 0.25**	**$ (0.28)**	**$ 1.96**

1/ 2004 Average Shares Outstanding were 176,826,225.
2/ Management believes the special items are not representative of the company's core business operations.
3/ The effect of weather in 2005 compared with the 20 year average weather is estimated to increase earnings by $.11 per share.
4/ 2005 Average Shares Outstanding were 188,986,076.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2005 / 2004

	4th Quarter					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2004 Net Income/(Loss) (GAAP) (Restated) 1/	**$ 0.12**	**$ 0.05**	**$ 0.02**	**$ (0.06)**	**$ (0.06)**	**$ 0.07**
2004 Special Items 2/						
• Non lease financial asset IRS Settlement	-	-	-	0.11	-	0.11
• Severance	-	-	-	-	0.02	0.02
2004 Net Income/(Loss), excluding Special Items (Restated)	0.12	0.05	0.02	0.05	(0.04)	0.20
Change from 2004 Net Income/(Loss), excluding Special Items						
Regulated Operations						
• Revenue - Pepco Unbilled Revenue change in estimation process	0.01	-	-	-	-	0.01
- Sales Growth and Customer Mix, net	0.02	-	-	-	-	0.02
- Weather (estimate) 3/	0.01	-	-	-	-	0.01
• Operation & Maintenance	(0.02)	-	-	-	-	(0.02)
• Other, net	(0.03)	-	-	-	-	(0.03)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	(0.06)	-	-	-	(0.06)
- Full Requirements Load Service	-	(0.01)	-	-	-	(0.01)
- Other Power, Oil Gas Marketing	-	0.03	-	-	-	0.03
• Operating costs, net	-	0.01	-	-	-	0.01
Pepco Energy Services						
• Margins (retail electric commodity business)	-	-	0.02	-	-	0.02
Other Non-Regulated						
• Other, net - primarily related to 2004 investing activity	-	-	-	(0.01)	-	(0.01)
Corporate & Other	-	-	-	-	(0.02)	(0.02)
Capital Costs	0.01	-	-	-	0.02	0.03
Dilution	-	-	-	-	-	-
2005 Net Income/(Loss), excluding Special Items	0.12	0.02	0.04	0.04	(0.04)	0.18
2005 Special Items 2/						
• Gain on settlement of Mirant Transition Power Agreement claim and asbestos claim	0.22	-	-	-	-	0.22
• Liquidation of financial investment previously written off	-	-	-	0.05	-	0.05
• Impairment of jointly owned generation project	-	(0.01)	-	-	-	(0.01)
• IRS Revenue Ruling 2005-53 (Mixed Service Costs)	(0.01)	-	-	-	-	(0.01)
2005 Net Income/(Loss) (GAAP) 4/	**$ 0.33**	**$ 0.01**	**$ 0.04**	**$ 0.09**	**$ (0.04)**	**$ 0.43**

1/ Average Shares Outstanding for the 4th Quarter 2004 were 187,968,102.

2/ Management believes the special items are not representative of the company's core business operations.

3/ The effect of weather in the 4th Quarter 2005 compared with the 20 year average weather is estimated to have no effect on earnings per share.

4/ Average Shares Outstanding for the 4th Quarter 2005 were 189,527,047.

SEGMENT INFORMATION

(Millions of Dollars)

<table>
<tr><td colspan="7" align="center">Year Ended December 31, 2005</td></tr>
<tr><td colspan="7" align="center">(Millions of dollars)</td></tr>
<tr><td></td><td></td><td colspan="2" align="center">Competitive
Energy Segments</td><td></td><td></td><td></td></tr>
<tr><td></td><td>Power
Delivery</td><td>Conectiv
Energy</td><td>Pepco
Energy
Services</td><td>Other
Non-
Regulated</td><td>Corp.
& Other(a)</td><td>PHI
Cons.</td></tr>
<tr><td>Operating Revenue</td><td>$4,702.9</td><td>$2,603.6 (b)</td><td>$1,487.5</td><td>$ 81.9</td><td>$(810.4)</td><td>$ 8,065.5</td></tr>
<tr><td>Operating Expense (g)</td><td>4,032.1 (b)(e)</td><td>2,499.7</td><td>1,445.1</td><td>(5.0) (f)</td><td>(811.8)</td><td>7,160.1</td></tr>
<tr><td>Operating Income</td><td>670.8</td><td>103.9</td><td>42.4</td><td>86.9</td><td>1.4</td><td>905.4</td></tr>
<tr><td>Interest Income</td><td>8.3</td><td>31.9</td><td>2.5</td><td>112.3</td><td>(139.0)</td><td>16.0</td></tr>
<tr><td>Interest Expense</td><td>175.0</td><td>58.7</td><td>5.6</td><td>146.1</td><td>(47.8)</td><td>337.6</td></tr>
<tr><td>Other Income</td><td>20.2</td><td>3.6</td><td>1.7</td><td>7.9</td><td>2.7</td><td>36.1</td></tr>
<tr><td>Preferred Stock
  Dividends</td><td>2.6</td><td>-</td><td>-</td><td>-</td><td>(.1)</td><td>2.5</td></tr>
<tr><td>Income Taxes</td><td>228.6 (c)</td><td>32.6</td><td>15.3</td><td>13.1</td><td>(34.4)</td><td>255.2</td></tr>
<tr><td>Extraordinary Item
  (net of income tax
  of $6.2 million)</td><td>9.0 (d)</td><td>-</td><td>-</td><td>-</td><td>-</td><td>9.0</td></tr>
<tr><td>Net Income (loss)</td><td>302.1</td><td>48.1</td><td>25.7</td><td>47.9</td><td>(52.6)</td><td>371.2</td></tr>
<tr><td>Total Assets</td><td>8,720.3</td><td>2,227.6</td><td>511.6</td><td>1,404.0</td><td>1,154.3</td><td>14,017.8</td></tr>
<tr><td>Construction
  Expenditures</td><td>$ 432.1</td><td>$ 15.4</td><td>$ 11.3</td><td>$ -</td><td>$ 8.3</td><td>$ 467.1</td></tr>
</table>

Note:

(a)   Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance.

(b)   Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $565.3 million for the year ended December 31, 2005.

(c)   Includes $10.9 million in income tax expense related to IRS Revenue Ruling 2005-53.

(d)   Relates to ACE's electric distribution rate case settlement that was accounted for in the first quarter of 2005. This resulted in ACE's reversal of $9.0 million in after tax accruals related to certain deferred costs that are now deemed recoverable. This amount is classified as extraordinary since the original accrual was part of an extraordinary charge in conjunction with the accounting for competitive restructuring in 1999.

(e)   Includes $70.5 million ($42.2 million after tax) gain (net of customer sharing) from the settlement of the Pepco TPA Claim and the Pepco asbestos claims against the Mirant bankruptcy estate. Also includes $68.1 million ($40.7 million after tax) from the sale by Pepco of non-utility land owned at Buzzard Point.

(f)   Includes $13.3 million gain ($8.9 million after tax) recorded by PCI as a result of the receipt, in the fourth quarter of 2005, of proceeds from the final liquidation of a financial investment that was written off in 2001.

(g)   Includes depreciation and amortization of $422.6 million, consisting of $361.4 million for Power Delivery, $40.4 million for Conectiv Energy, $14.5 million for Pepco Energy Services, and $6.3 million for Corp. & Other.

SEGMENT INFORMATION

(Millions of Dollars)

Year Ended December 31, 2004 (Restated)
(Millions of dollars)

	Power Delivery	Conectiv Energy	Competitive Energy Segments — Pepco Energy Services	Other Non-Regulated	Corp. & Other(a)	PHI Cons.
Operating Revenue	$4,377.7	$2,409.8 (b)	$1,166.6	$ 87.9	$(818.9)	$ 7,223.1
Operating Expense (j)	3,840.7 (b)(c)	2,282.6	1,148.8	(1.1) (d)	(820.0)	6,451.0
Operating Income	537.0	127.2	17.8	89.0	1.1	772.1
Interest Income	4.7	9.9	.7	58.8	(65.4)	8.7
Interest Expense	178.1	47.8 (e)	2.8	94.8	49.8	373.3
Other Income (expense)	16.0	11.0 (g)	2.5	(12.3) (h)	6.0	23.2
Preferred Stock Dividends	2.3	-	-	-	.5	2.8
Income Taxes (f)	150.2	40.1	5.3	15.1 (i)	(43.4)	167.3
Net Income (loss)	227.1	60.2	12.9	25.6	(65.2)	260.6
Total Assets	8,379.3	1,896.5	542.4	1,324.2	1,208.4	13,350.8
Construction Expenditures	$ 479.5	$ 11.6	$ 21.2	$ -	$ 5.1	$ 517.4

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $563.5 million for the year ended December 31, 2004.

(c) Includes a $14.7 million gain ($8.6 million after tax) recognized by Power Delivery from the condemnation settlement associated with the transfer of certain distribution assets in Vineland, New Jersey. Also, includes a $6.6 million gain ($3.9 million after tax) recorded by Power Delivery from the sale of non-utility land during the first quarter of 2004.

(d) Includes an $8.3 million gain ($5.4 million after tax) recorded by Other Non-Regulated from the sale of PCI's final three aircraft investments.

(e) Includes $12.8 million loss ($7.7 million after tax) associated with the pre-payment of the debt incurred by Conectiv Bethlehem, LLC.

(f) In February 2004, a local jurisdiction issued final consolidated tax return regulations, which were retroactive to 2001. These regulations provided Pepco Holdings (parent company) and its affiliated companies doing business in this location the guidance necessary to file a consolidated income tax return. This allows Pepco Holdings' subsidiaries with taxable losses to utilize those losses against tax liabilities of Pepco Holdings' companies with taxable income. During the first quarter of 2004, Pepco Holdings and its subsidiaries recorded the impact of the new regulations of $13.2 million for the period of 2001 through 2003. The $13.2 million consists of $.8 million for Power Delivery, $1.5 million for Pepco Energy Services, $8.8 million for Other Non-Regulated, and $2.1 million for Corporate & Other.

(g) Includes an $11.2 million pre-tax gain ($6.6 million after tax) recognized by Conectiv Energy from the disposition of a joint venture associated with a co-generation facility.

(h) Includes an $11.2 million pre-tax impairment charge ($7.3 million after tax) to reduce the value of PHI's investment in Starpower Communications, LLC to $28 million at June 30, 2004.

(i) Includes a $19.7 million charge related to an IRS settlement.

(j) Includes depreciation and amortization of $440.5 million, consisting of $373.0 million for Power Delivery, $45.2 million for Conectiv Energy, $11.9 million for Pepco Energy Services, $.2 million for Other Non-Regulated, and $10.2 million for Corp. & Other.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	(Restated)			(Restated)
	2005	2004	2005	2004
	UNAUDITED			
	(Millions, except earnings per share)			
Operating Revenue				
Power Delivery	$ 1,121.3	$ 949.9	$ 4,702.9	$ 4,377.7
Competitive Energy	925.8	746.7	3,288.2	2,755.5
Other	15.8	21.8	74.4	89.9
Total Operating Revenue	2,062.9	1,718.4	8,065.5	7,223.1
Operating Expenses				
Fuel and purchased energy	1,268.8	1,038.0	4,904.4	4,258.3
Other services cost of sales	189.6	154.1	712.3	637.9
Other operation and maintenance	228.8	216.2	815.7	796.6
Depreciation and amortization	106.0	104.6	422.6	440.5
Other taxes	86.1	75.6	342.2	311.4
Deferred electric service costs	56.3	8.6	120.2	36.3
Gain on sales of assets	(10.2)	(1.1)	(86.8)	(30.0)
Gain on settlement of claims with Mirant	(70.5)	-	(70.5)	-
Total Operating Expenses	1,854.9	1,596.0	7,160.1	6,451.0
Operating Income	208.0	122.4	905.4	772.1
Other Income (Expenses)				
Interest and dividend income	8.9	1.1	16.0	8.7
Interest expense	(83.2)	(84.9)	(337.6)	(373.3)
Income (Loss) from equity investments	1.0	-	(2.2)	14.4
Impairment loss on equity investments	(4.1)	-	(4.1)	(11.2)
Other income	9.9	12.1	50.8	29.3
Other expenses	(3.0)	(6.0)	(8.4)	(9.3)
Total Other Expenses, Net	(70.5)	(77.7)	(285.5)	(341.4)
Preferred Stock Dividend Requirements of Subsidiaries	.6	.6	2.5	2.8
Income Before Income Tax Expense	136.9	44.1	617.4	427.9
Income Tax Expense	54.8	30.2	255.2	167.3
Income Before Extraordinary Item	$ 82.1	$ 13.9	$ 362.2	$ 260.6
Extraordinary Item (net of income taxes of $6.2 million)	-	-	9.0	-
Net Income	$ 82.1	$ 13.9	$ 371.2	$ 260.6
Earnings Per Share of Common Stock				
Basic Before Extraordinary Item	$ .43	$ .07	$ 1.91	$ 1.48
Basic - Extraordinary Item	$ -	$ -	$ .05	$ -
Basic Earnings Per Share of Common Stock	$ .43	$ .07	$ 1.96	$ 1.48
Diluted Before Extraordinary Item	$ .43	$ .07	$ 1.91	$ 1.48
Diluted - Extraordinary Item	$ -	$ -	$ .05	$ -
Diluted Earnings Per Share of Common Stock	$ .43	$ .07	$ 1.96	$ 1.48

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2005	(Restated) December 31, 2004
(Millions of dollars)		
CURRENT ASSETS		
Cash and cash equivalents	$ 121.5	$ 29.5
Restricted cash	23.0	42.0
Accounts receivable, less allowance for uncollectible accounts of $40.6 million and $43.7 million, respectively	1,363.1	1,122.8
Fuel, materials and supplies - at average cost	340.1	268.4
Unrealized derivative receivables	185.7	90.3
Prepaid expenses and other	118.3	119.5
Total Current Assets	2,151.7	1,672.5
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,431.3	1,430.5
Regulatory assets	1,202.0	1,335.0
Investment in finance leases held in Trust	1,297.9	1,218.7
Prepaid pension expense	208.9	165.7
Other	414.0	437.8
Total Investments and Other Assets	4,554.1	4,587.7
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	11,384.2	11,047.8
Accumulated depreciation	(4,072.2)	(3,957.2)
Net Property, Plant and Equipment	7,312.0	7,090.6
TOTAL ASSETS	$14,017.8	$13,350.8

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2005	(Restated) December 31, 2004
(In millions, except share data)		
CURRENT LIABILITIES		
Short-term debt	$ 156.4	$ 319.7
Current maturities of long-term debt	469.5	516.3
Accounts payable and accrued liabilities	1,002.2	664.8
Capital lease obligations due within one year	5.3	4.9
Taxes accrued	322.9	56.7
Interest accrued	84.6	90.1
Other	358.4	287.8
Total Current Liabilities	2,399.3	1,940.3
DEFERRED CREDITS		
Regulatory liabilities	594.1	391.9
Income taxes	1,935.0	1,953.3
Investment tax credits	51.0	55.7
Other postretirement benefit obligations	284.2	279.5
Other	284.9	263.4
Total Deferred Credits	3,149.2	2,943.8
LONG-TERM LIABILITIES		
Long-term debt	4,202.9	4,362.1
Transition Bonds issued by ACE Funding	494.3	523.3
Long-term project funding	25.5	65.3
Capital lease obligations	116.6	122.1
Total Long-Term Liabilities	4,839.3	5,072.8
PREFERRED STOCK OF SUBSIDIARIES		
Serial preferred stock	21.5	27.0
Redeemable serial preferred stock	24.4	27.9
Total preferred stock	45.9	54.9
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value - authorized 400,000,000 shares - issued 189,817,723 shares and 188,327,510 shares, respectively	1.9	1.9
Premium on stock and other capital contributions	2,586.3	2,552.7
Accumulated other comprehensive loss	(22.8)	(52.0)
Retained earnings	1,018.7	836.4
Total Shareholders' Equity	3,584.1	3,339.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$14,017.8	$13,350.8

PEPCO HOLDINGS, INC. AND SUBSIDIARIES - CAPITAL STRUCTURE

Capital Structure

The components of Pepco Holdings' capital structure are shown below as of December 31, 2005 and 2004 in accordance with GAAP. The table also shows the following adjustments to components of the capital structure made for the reasons discussed in the footnotes to the table: (i) the exclusion from debt of the Transition Bonds issued by ACE Funding, and (ii) the treatment of the Variable Rate Demand Bonds (VRDBs) issued by certain of PHI's subsidiaries as long-term, rather than short-term, debt obligations (Millions of dollars):

	2005			
	Per Balance Sheet	Adjustments	As Adjusted	As Adjusted %
Common Shareholders' Equity	$ 3,584.1	$ -	$3,584.1	41.8%
Preferred Stock of Subsidiaries (a)	45.9	-	45.9	.5%
Long-Term Debt	4,202.9	156.4 (b)	4,359.3	50.8%
Transition Bonds issued by ACE Funding	494.3	(494.3) (c)	-	-
Long-Term Project Funding	25.5	-	25.5	.3%
Capital Lease Obligations	116.6	-	116.6	1.4%
Capital Lease Obligations due within one year	5.3	-	5.3	.1%
Short-Term Debt	156.4	(156.4) (b)	-	-
Current Maturities of Long-Term Debt	469.5	(29.0) (d)	440.5	5.1%
Total	$ 9,100.5	$(523.3)	$8,577.2	100.0%

	2004 (Restated)			
	Per Balance Sheet	Adjustments	As Adjusted	As Adjusted %
Common Shareholders' Equity	$3,339.0	$ -	$3,339.0	38.1%
Preferred Stock of Subsidiaries (a)	54.9	-	54.9	.6%
Long-Term Debt	4,362.1	158.4 (b)	4,520.5	51.7%
Transition Bonds issued by ACE Funding	523.3	(523.3) (c)	-	-
Long-Term Project Funding	65.3	-	65.3	.7%
Capital Lease Obligations	122.1	-	122.1	1.4%
Capital Lease Obligations due within one year	4.9	-	4.9	.1%
Short-Term Debt	319.7	(158.4) (b)	161.3	1.8%
Current Maturities of Long-Term Debt	516.3	(28.1) (d)	488.2	5.6%
Total	$9,307.6	$(551.4)	$8,756.2	100.0%

(a)   Consists of Serial Preferred Stock and Redeemable Serial Preferred Stock issued by subsidiaries of PHI.

(b)   In accordance with GAAP, the VRDBs are included in short-term debt on the Balance Sheet of PHI because they are payable on demand by the holder. However, under the terms of the VRDBs, when demand is made for payment by the holder (specifically, when the VRDBs are submitted for purchase by the holder), the VRDBs are remarketed by a remarketing agent on a best efforts basis and the remarketing resets the interest rate at market rates. Due to the creditworthiness of the issuers, PHI expects that any VRDBs submitted for purchase will be successfully remarketed. Because of these characteristics of the VRDBs, PHI, from a debt management standpoint, views the VRDBs (which have nominal maturity dates ranging from 2009 to 2031) as Long-Term Debt and, accordingly, the adjustment reduces Short-Term Debt and increases Long-Term Debt by an amount equal to the principal amount of the VRDBs.

(c)   Adjusted to exclude Transition Bonds issued by ACE Funding. Because repayment of the Transition Bonds is funded solely by charges collected from ACE's customers and is not a general obligation of ACE or PHI, PHI excludes the Transition Bonds from capitalization from a debt management standpoint.

(d)   Adjusted to exclude the current maturities of Transition Bonds issued by ACE Funding.

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Twelve Months Ended December 31, 2005	Twelve Months Ended December 31, 2004
Regulated T&D Electric Sales				
Residential	3,899	3,814	18,045	17,759
Commercial	7,564	6,853	29,441	28,448
Industrial	1,015	1,112	4,288	4,471
Total Regulated T&D Electric Sales	12,478	11,779	51,774	50,678
Default Electricity Supply Sales				
Residential	3,791	3,623	17,490	16,775
Commercial	3,720	4,522	15,020	19,203
Industrial	522	531	2,058	2,292
Other	29	55	157	226
Total Default Electricity Supply Sales	8,062	8,731	34,725	38,496

Power Delivery Electric Revenue ($ in Millions)	Three Months Ended December 31, 2005	Three Months Ended December 31, (Restated) 2004	Twelve Months Ended December 31, 2005	Twelve Months Ended December 31, (Restated) 2004
Regulated T&D Electric Revenue				
Residential	$ 126.1	$ 119.8	$ 613.0	$ 597.7
Commercial	174.5	158.4	726.8	692.3
Industrial	8.7	9.4	36.8	37.4
Other (Includes PJM)	60.0	59.9	241.9	239.2
Total Regulated T&D Electric Revenue	$ 369.3	$ 347.5	$ 1,618.5	$ 1,566.6
Default Supply Revenue				
Residential	$ 241.1	$ 203.0	$ 1,161.7	$ 993.6
Commercial	256.0	226.8	994.9	1,060.9
Industrial	34.2	30.5	134.2	140.7
Other (Includes PJM)	132.6	71.2	462.2	319.5
Total Default Supply Revenue	$ 663.9	$ 531.5	$ 2,753.0	$ 2,514.7
Other Electric Revenue	$ 21.2	$ 17.4	$ 69.9	$ 67.8
Total Electric Operating Revenue	$ 1,054.4	$ 896.4	$ 4,441.4	$ 4,149.1

Power Delivery Gas Sales and Revenue ($ in Millions)	Three Months Ended December 31, 2005	Three Months Ended December 31, (Restated) 2004	Twelve Months Ended December 31, 2005	Twelve Months Ended December 31, (Restated) 2004
Regulated Gas Sales (Bcf)				
Residential	2.5	2.5	8.4	8.7
Commercial	1.7	1.6	5.6	5.5
Industrial	.4	.4	1.1	1.2
Transportation and Other	1.5	1.7	5.6	6.2
Total Regulated Gas Sales	6.1	6.2	20.7	21.6
Regulated Gas Revenue				
Residential	$ 30.2	$ 24.1	$ 115.0	$ 100.2
Commercial	19.0	13.9	68.5	56.7
Industrial	3.3	2.1	10.6	8.3
Transportation and Other	1.2	1.3	4.6	4.5
Total Regulated Gas Revenue	$ 53.7	$ 41.4	$ 198.7	$ 169.7
Other Gas Revenue	$ 13.2	$ 11.8	$ 62.8	$ 58.9
Total Gas Operating Revenue	$ 66.9	$ 53.2	$ 261.5	$ 228.6
Total Power Delivery Operating Revenue	$ 1,121.3	$ 949.6	$ 4,702.9	$ 4,377.7

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2005	2004	2005	2004
Heating Degree Days	1,548	1,498	4,444	4,340
20 Year Average	1,524	1,512	4,247	4,235
Percentage Difference from Average	1.6%	-0.9%	4.6%	2.5%
Percentage Difference from Prior Year	3.3%		2.4%	
Cooling Degree Days	40	6	1,570	1,369
20 Year Average	26	29	1,316	1,308
Percentage Difference from Average	53.8%	-79.3%	19.3%	4.7%
Percentage Difference from Prior Year	566.7%		14.7%	

CONECTIV ENERGY

	Three Months Ended				
	December 31, 2005	September 30, 2005 (3)	June 30, 2005 (3)	March 31, 2005 (3)	December 31, 2004 (3)
Gigawatt Hour Supply (Gwh)					
Merchant Generation output sold into market	967	2,382	971	1,275	1,203
Full Requirements Load Service	3,369	4,275	3,308	3,281	2,951
Total Sales	4,336	6,657	4,279	4,556	4,154
Around-the-clock Market Prices ($/Mwh) PJM - East (1)	$ 77.33	$ 83.24	$ 49.27	$ 53.51	$ 45.38
On Peak Market Prices ($/Mwh) PJM - East (1)	$ 98.20	$ 108.62	$ 63.82	$ 62.53	$ 53.36
Gas Price - M3 (Market Area) ($/Mmbtu) (1)	$ 12.95	$ 10.43	$ 7.44	$ 7.83	$ 6.84
Merchant Generation Margin per Mwh (Revenue Less Cost of Goods Sold $/Mwh)	$ 46.6	$ 42.0	$ 57.4	$ 43.1	$ 55.4
Merchant Generation Margin Key Drivers: (Percentage of Total) (2)					
West to East Hub Congestion	5%	26%	2%	11%	9%
Power & Fuel Hedges	-52%	-64%	8%	-5%	18%
Ancillary Services & Hourly Flexibility Premium	22%	10%	27%	30%	17%
Fuel Switching	11%	7%	3%	11%	15%
PJM Capacity (ICAP)	9%	8%	9%	9%	7%
Energy Spark Spreads	105%	113%	51%	44%	34%

Notes:

(1)   Daily Average

(2)   Estimate

(3)   Restated

CONECTIV ENERGY - (continued)

Operating Summary	Three Months Ended December 31,			Twelve Months Ended December 31,		
($ in millions)						
	2005		(Restated) 2004	2005		(Restated) 2004
Gigawatt Hour Supply (Gwh)						
Merchant Generation output sold into market	967	(2)	1,203	5,595	(2)	5,162
Full Requirements Load Service (1)	3,369	(3)	2,951	14,233	(3)	15,243
Total Sales	4,336		4,154	19,828		20,405
Operating Revenue:						
Merchant Generation	$ 164.4		$ 223.5	$ 675.7		$ 684.5
Full Requirements Load Service (1)	215.4		183.6	848.7		960.2
Other Power, Oil, and Gas Marketing	310.2		199.1	1,079.2		765.1
Total	690.0		606.2	2,603.6		2,409.8
Cost of Goods Sold:						
Merchant Generation	119.3		157.0	418.6		444.3
Full Requirements Load Service (1)	214.5		180.4	857.7		933.1
Other Power, Oil, and Gas Marketing	297.0		199.3	1,068.1		753.5
Total	630.8		536.7	2,344.4		2,130.9
Gross Margin Detail:						
Merchant Generation	45.1	(2)	66.5	257.1	(2)	240.2
Full Requirements Load Service (1)	0.9	(3)	3.2	(9.0)	(3)	27.1
Other Power, Oil, and Gas Marketing	13.2	(4)	(0.2)	11.1	(4)	11.6
Total	59.2		69.5	259.2		278.9
Operating and Maintenance Expenses	36.8	(5)	32.6	107.8	(5)	104.7
Depreciation	8.9	(6)	11.5	40.3	(6)	45.1
Taxes Other Than Income Taxes	1.0		0.9	3.2		1.9
Other Expenses	0.7	(7)	-	4.0	(7)	-
Other Operating Expenses	47.4		45.0	155.3		151.7
Operating Income	$ 11.8		$ 24.5	$ 103.9		$ 127.2

Notes:

(1) Since the second quarter 2005, Conectiv Energy has shown all of its Full Requirements Load contracts in the same activity line to better reflect how management views and manages this business. In previous quarters, the POLR load contract was shown separately and the other Full Requirement Load Contracts were included in the Other Power, Oil and Gas Marketing activity. All previous quarters have been updated to reflect this change.

(2) Lower generation output and margins during the fourth quarter of 2005 compared to the 2004 quarter were due primarily to a nuclear plant outage in December 2004 which resulted in higher run time for Conectiv Energy units. For the year 2005, higher generation output was due to warmer weather during the summer months and PJM load growth. Higher merchant generation margins in 2005 resulted from higher generation output, partially offset by negative hedge results.

(3) Higher Full Requirements Load Service sales during the fourth quarter of 2005 compared to the 2004 quarter resulted from a net increase in SOS and municipal load contracts. For the year 2005, Full Requirements Load Service sales were down due to the termination of default service in Maryland in June 2004, partially offset by new SOS and municipal contracts. Lower Full Requirements Load Service margins in 2005 resulted from higher fuel and energy prices. Full Requirements Load Service is hedged by both contract purchases with third parties and by Conectiv Energy generation. Conectiv Energy generation is transfer priced at the PJM price for each hour, multiplied by the Mwhs required by the Full Requirements Load (after reducing the load by the contract purchases). This transfer pricing mechanism subjects the Full Requirements Load Service to some energy price volatility but does provide a partial hedge for the Merchant Generation output.

(4) Higher Other Power, Oil and Gas Marketing margins during the fourth quarter of 2005 compared to the 2004 quarter resulted primarily from higher margin sales due to the sale of lower cost supply from inventory which was purchased prior to the escalation of gas and oil prices. For the year 2005, Other Power, Oil and Gas Marketing margins decreased primarily from a substantial coal contract gain in 2004, partially offset by higher margin sales during the fourth quarter of 2005.

(5) Higher operating and maintenance expenses were experienced during the fourth quarter of 2005 compared to the 2004 quarter due to higher maintenance expenses at power plants and higher employee benefit costs. For the year 2005, higher operating and maintenance expenses resulted from higher maintenance expenses at power plants and higher employee benefit costs.

(6) Lower depreciation expense in 2005 due to an adjustment to reflect the results of an asset life study which increased the estimated remaining life of the power plants.

(7) The fourth quarter of 2005 includes a loss on the disposal of property. The year 2005 includes a $3.3 million goodwill adjustment related to a small oil marketing investment.

PEPCO ENERGY SERVICES

Operating Income Summary

($ in millions)	Three Months ended December 31,				Twelve Months ended December 31,			
	2005		(Restated) 2004		2005		(Restated) 2004	
Operating Revenue	$	387.9	$	311.0	$	1,487.5	$	1,166.6
Cost of Goods Sold		351.2		283.0		1,357.5		1,064.4
Gross Margin		36.7		28.0		130.0		102.2
Gross Margin Detail:								
Natural Gas		1.7 [1]		1.9		10.2 [1]		10.8
Electric		19.3 [2]		14.2		66.0 [2]		42.8
Energy Services		15.7 [3]		11.9		53.8 [3]		48.6
Total		36.7		28.0		130.0		102.2
Operation and Maintenance Expenses		19.7		19.8		73.1		72.5
Depreciation		4.4		3.0		14.5		11.9
Operating Expenses		24.1		22.8		87.6		84.4
Operating Income	$	12.6	$	5.2	$	42.4	$	17.8

Notes:

(1)   Natural Gas gross margins reflect lower volumes sold in the quarter and the full year 2005 compared to the 2004 periods.

(2)   Electric gross margins improved during the 2005 quarter primarily due to an increase in retail volumes sold compared to the 2004 quarter. Electric gross margins improved during the full year 2005 primarily due to an increase in retail volumes sold and an increase in generation volume compared to the full year 2004.

(3)   Energy Services gross margins improved for the 2005 quarter and full year 2005 compared to 2004 periods, primarily due to higher construction activity and higher sales from district heating and cooling.

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